Exhibit 99.12.a

Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

February 7, 2025

Board of Directors, DFA Investment Dimensions Group Inc.
6300 Bee Cave Road, Building One
Austin, Texas 78746

Re:
Plan of Reorganization (“Plan”) made as of February 7, 2025 by DFA Investment Dimensions Group Inc. (“DFAIDG”), a corporation organized under the laws of the State of Maryland, on behalf of each of its series, Dimensional 2010 Target Date Retirement Income Fund (the “Target Portfolio”) and Dimensional Retirement Income Fund (the “Acquiring Portfolio”) (together, the “Portfolios” and, individually, a “Portfolio”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”) of the Target Portfolio, which will consist of: (i) the acquisition by DFAIDG, on behalf of Acquiring Portfolio, of substantially all of the property, assets, and goodwill of Target Portfolio in exchange solely for full and fractional shares of capital stock, with a par value of one cent ($0.01) per share, of Acquiring Portfolio (“Acquiring Portfolio Shares”); (ii) the distribution of Acquiring Portfolio Shares to the holders of shares of capital stock of Target Portfolio (“Target Portfolio Shares”) according to their respective interests in Target Portfolio, in complete liquidation of Target Portfolio; and (iii) the dissolution of Target Portfolio as soon as is practicable after the Closing, all upon and subject to the terms and conditions of the Plan.  Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon:  (a) a copy of the executed Plan, dated as of February 7, 2025; (b) the Information Statement/Prospectus provided to shareholders of the Target Portfolio dated December 23, 2024; (c) certain representations concerning the Reorganization made to us by DFAIDG, on behalf of the Acquiring Portfolio and the Target Portfolio in a letter dated February 7, 2025 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that the Target Portfolio on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Portfolio will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland, the terms of the Plan and the statements in the Representation Letter for the Target Portfolio and the Acquiring Portfolio, it is our opinion that for federal income tax purposes:

1. The acquisition by the Acquiring Portfolio of substantially all of the assets of the Target Portfolio, as provided for in the Plan, in exchange solely for Acquiring Portfolio Shares, followed by the distribution by the Target Portfolio to its shareholders of Acquiring Portfolio Shares in complete liquidation of the Target Portfolio will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Portfolio and the Acquiring Portfolio each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Target Portfolio upon the transfer of substantially all of its assets to the Acquiring Portfolio in exchange solely for Acquiring Portfolio Shares pursuant to Sections 361(a) and 357(a) of the Code.

3. Acquiring Portfolio will recognize no gain or loss upon the receipt by it of substantially all of the assets of the Target Portfolio in exchange solely for Acquiring Portfolio Shares pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by the Target Portfolio upon the distribution of Acquiring Portfolio Shares to its shareholders in complete liquidation of the Target Portfolio (in pursuance of the Plan) pursuant to Section 361(c)(1) of the Code.

5. The tax basis of the assets of the Target Portfolio received by the Acquiring Portfolio will be the same as the tax basis of such assets to the Target Portfolio immediately prior to the Reorganization pursuant to Section 362(b) of the Code.

6. The holding periods of the assets of the Target Portfolio received by the Acquiring Portfolio will include the periods during which such assets were held by the Target Portfolio pursuant to Section 1223(2) of the Code.

7. No gain or loss will be recognized by the shareholders of the Target Portfolio upon the exchange of their Target Portfolio Shares solely for Acquiring Portfolio Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

8. The aggregate tax basis of Acquiring Portfolio Shares received by the shareholders of the Target Portfolio (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of Target Portfolio Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9. The holding period of Acquiring Portfolio Shares received by shareholders of the Target Portfolio (including fractional shares to which they may be entitled) will include the holding period of Target Portfolio Shares surrendered in exchange therefor, provided that the shareholder held Target Portfolio Shares as a capital asset on the Closing Date of the Reorganization pursuant to Section 1223(1) of the Code.

10. The Acquiring Portfolio will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of the Target Portfolio described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Treasury Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Portfolio, the Acquiring Portfolio or any Target Portfolio shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by DFAIDG, on behalf of the Target Portfolio and the Acquiring Portfolio of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Portfolio on Form N-14, and any amendments thereto, covering the registration of

Acquiring Portfolio Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ Stradley Ronon Stevens & Young, LLP
STRADLEY RONON STEVENS & YOUNG, LLP

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